November 4, 2024

Mary Szela
Chief Executive Officer
TriSalus Life Sciences, Inc.
6272 W. 91st Ave.
Westminster, CO 80031

        Re: TriSalus Life Sciences, Inc.
            Registration Statement on Form S-3
            Filed October 29, 2024
            File No. 333-282882
Dear Mary Szela:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:    Matthew Browne